Filed by Cimarex Energy Co.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Corporation: Magnum Hunter Resources, Inc.
Commission File No.: 001-12508

        This communication contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Cimarex Energy Co. and Magnum Hunter Resources, Inc. current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. Risks, uncertainties and assumptions include 1) the possibility that the companies may be unable to obtain stockholder or regulatory approvals required for the acquisition; 2) the possibility that problems may arise in successfully integrating the businesses of the two companies; 3) the possibility that the acquisition may involve unexpected costs; 4) the possibility that the combined company may be unable to achieve cost-cutting synergies; 5) the possibility that the businesses may suffer as a result of uncertainty surrounding the acquisition; 6) the possibility that the industry may be subject to future regulatory or legislative actions; 7) the volatility in commodity prices for oil and gas; 8) the presence or recoverability of estimated reserves; 9) the ability to replace reserves; 10) environmental risks; 11) drilling and operating risks; 12) exploration and development risks; 13) competition; 14) the ability of management to execute its plans to meet its goals and other risks that are described in SEC reports filed by Cimarex and Magnum Hunter. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Cimarex and Magnum Hunter. Cimarex and Magnum Hunter assume no obligation and expressly disclaim any duty to update the information contained herein except as required by law.

Additional Information About the Acquisition and Where to Find It:

        In connection with the proposed acquisition, Cimarex and Magnum Hunter will file relevant materials with the SEC, including one or more registration statement(s) that contain a prospectus and a joint proxy statement. Investors and security holders of Cimarex and Magnum Hunter are urged to read these documents (if and when they become available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Cimarex, Magnum Hunter and the merger. Investors and security holders may obtain these documents (and any other documents filed by Cimarex and Magnum Hunter with the SEC) free of charge at the SEC's website at www.sec.gov. In addition, the documents filed with the SEC may be obtained free of charge (i) at www.cimarex.com or www.magnumhunter.com or (ii) by directing a request to Mary Kay Rohrer, Assistant Corporate Secretary, Cimarex Energy Co., phone: 303-295-3995, fax: 303-295-3494; or Morgan F. Johnston, Corporate Secretary, Magnum Hunter Resources, Inc., phone: 972-401-0752, fax: 972-443-6487. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed acquisition.

        Cimarex, Magnum Hunter and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Cimarex and Magnum Hunter in favor of the merger. Information about the executive officers and directors of Cimarex and their ownership of Cimarex common stock is set forth in the proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC in April 2004. Information about the executive officers and directors of Magnum Hunter and their ownership of Magnum Hunter common stock is set forth in the proxy statement for their 2004 Annual Meeting of Stockholders, which was filed with the SEC in August 2004. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Cimarex, Magnum Hunter and their respective executive officers and directors in the merger by reading the joint proxy statement/prospectus when it becomes available.

MAGNUM HUNTER RESOURCES, INCORPORATED

Moderator: Howard Tate
January 26, 2005
10:00 am CT

Operator:
Good morning. My name is (Shannon) and I will be your conference facilitator. At this time, I would like to welcome everyone to the Cimarex Energy Acquisition of Magnum Hunter Resources conference call. All lines have been placed on mute to prevent any background noise.

After the speakers' remarks, there will be a question and answer period. If you would like to ask a question during this time, simply press star, then the number 1 on your telephone keypad. If you would like to withdraw your question, press star, then the number 2 on your telephone keypad.
Thank you. I will now turn the call over to Mr. Howard Tate, Vice President of Capital Markets. Mr. Tate, you may begin your conference.
Howard Tate:
Thank you, operator. Good morning from Irving, Texas. I am Howard Tate, VP of Capital Markets here at Magnum Hunter and I want to welcome you to the Cimarex Acquisition of Magnum Hunter conference call.

On the call today we have Mr. Mick Merelli, Chairman, President, and Chief Executive Officer of Cimarex; Tom Jorden, Executive Vice President of Exploration; Paul Korus, the Vice President and Chief Financial Officer of Cimarex; and on the Magnum Hunter side we have Gary C. Evans, President and Chief Executive Officer; Dick Frazier, Executive Vice President and Chief Operating Officer; and Brad Davis, our Senior Vice President and Chief Financial Officer.
We'll have some remarks from the participants and then we'll open it up to questions from the callers. But before we do, I need to read a disclaimer regarding the forward-looking statements.

This presen—this conference call will contain certain forward-looking statements within the meaning of Section 27.A of the Securities Act of 1933 as amended and Section 21.E of the Securities Exchange Act of 1934 as amended. Such forward-looking statements include, without limitation, statements regarding the confirmation of the proposed distribution and merger, its effect on future earnings, cash flow, or other operating results, any other effect or benefit of the proposed distribution and merger, market prospects, and any other statements that are not historical facts.

Cimarex and Magnum Hunter Resources strongly encourage readers to note that some or all of the assumptions upon which such forward-looking statements are based are beyond their ability to control or estimate precisely and may, in some cases, be subject to rapid and material changes.

More detailed information about the factors that could cause actual results to differ materially from those described in the forward-looking statements is set forth in Cimarex's and Magnum Hunter's filings with the Securities and Exchange Commission which are available free of charge on the SEC's Website at www.sec.gov.

Cimarex and Magnum Hunter undertake no obligation to publicly update any forward-looking statements discussed in this presentation, whether as a result of new information, future events, or otherwise.
And with that, I'll turn it over to Mick Merelli.
Mick Merelli:
Well, welcome, everybody. Okay. Anyway, welcome, everybody, to our call announcing the transaction. I'm going to make a few opening remarks and be fairly brief. Gary Evans is going to have a few things to say about the transaction. Tom Jorden then will come on and he's—he'll talk a little bit about drilling because that's an important piece of the reason that we're doing this. And then we'll have Paul Korus who will get into the details of the transaction—some of the details of the transaction.

So I guess what I should say first off of all this is that we're very, very pleased with this combination of these two companies. We're very optimistic about how they're going to go together. The—we're—the reason that we're attracted to Magnum Hunter, the principle reason, is that it—we see it as an important part of our growing drilling program.

Cimarex, as you all know, those of you that follow us know, that we're basically drillers. And what we like about this opportunity is it brings us drilling and that not only on the properties but adjacent to these properties.

The future of Cimarex will—is not going to—our future approach to the business isn't going to change; it's just going to accelerate. Tom's going to explain to you that—how we feel about the Permian and the Mid-Continent and the Gulf of Mexico. This will be a new experience for Cimarex.

The other thing I guess I'd like to say is that again, for those of you who follow Cimarex or know anything about Cimarex, we're not a deal-making company. We're—it's—it—and now we make a deal every three years or something like that back in the Key days and the transition of Cimarex.

So what I say is that we view this as an unusual opportunity and the fit here to be very good. I'm serious about that. We recognize there's lots of things to do out there and we really focused on this one and we're really happy that we were able to get to this conclusion.
So having said that, I'm going to pass it off to Gary and—so go ahead, Gary.
Gary C. Evans:
Thanks, Mick, and thanks to all of you shareholders for dialing in today. As you know, in early October, we did announce to our shareholders at Magnum Hunter that we were going to be seeking strategic alternatives for the company. I'm very proud to tell you that our Board and our Management Team have worked diligently over the last four months in that effort.

This Cimarex relationship was one that was born from really about a year and a half ago when Mick and I had an opportunity to meet and we both I think marveled at the successes of the two companies. I know I've been most impressed with how Cimarex sets up its internal drilling efforts. It is really a rate-of-return focused company, something that we strive to be as well.

And when Cimarex looked at drilling prospects that we've been telling the street for the last couple years we had, I think they saw the depth that a Magnum Hunter/Cimarex combination provided.

And their capital structure is superior to Magnum Hunter's with respect that not having any bank debt or high-yield debt; actually having $100 million of cash on its balance sheet and being able to use that balance sheet, combined with our prospects, still provides a combined company with a very low debt-to-cap that will be in a whole new sector of our business.

We've taken two small cap companies, combined them to make a very solid mid-sized oil and gas company that does not have to go make an acquisition, as Mick said, they are not an acquisition company. They've now got an inventory with Magnum Hunter to keep them busy for many years to come. And we're convinced, based upon their models and how they run their business, that they will exploit that inventory as—in the best way possible.

And so we truly believe this business combination between Magnum Hunter and Cimarex is a win/win situation for not only Magnum Hunter shareholders but Cimarex shareholders. Remember, we're going to own—our shareholders have owned almost half the company, 46%-47% of it, a post-merged company.

So it was very important for us to do the due-diligence on Cimarex to be sure that we felt comfortable and we came back with a high degree of confidence that this new combined identity will be able to continue to award our shareholders.

I think it's important to note that a report came out from a recent analyst that indicates fourth quarter production and Cimarex and Magnum Hunter were neck-and-neck as the two top-performing growth stories and—when you look at the 45 top U.S.-owned gas companies on production in the fourth quarter.

So we truly are taking two very good companies and making something better. And I've given my complete support behind the transaction and we will be meeting with investors throughout the week to further educate them on the transaction. Mick?
Mick Merelli:	Okay. Tom, I'm going to let you tell them what we're talking about all this drilling. Can you explain a little more about what we're going to do?
Thomas Jorden:
Thank you, Mick. What I'd like to do is just spend a few minutes here this morning to talk about why we like this combination. For those of you that are familiar with the Cimarex story, we're certainly an aggressive drill—growth for the drill bit with generally internally generator prospects.

And we really like, you know, why do we like this transaction? We like the combined company. We like the opportunity it brings, we like the complexion of the assets, and we really like the future story, both on our identified inventory and unidentified inventory.

If you look at the combined program, we have a very strong what we would call moderate risk base in the Mid-Continent which has been Cimarex's core operating area for many years and then the wonderful Permian asset that Magnum Hunter has done such a nice job of putting together. When we combined that very solid repeatable moderate risk program in the Mid-Continent and the Permian, we like the position that gives us to go explore some of the higher-risk, higher rates-of-return potential in the Offshore Gulf of Mexico and Onshore Gulf Coast.

So we really, really like this program the way it's anchored and balanced by that moderate risk piece and we're not fully dominated by the Gulf of Mexico. We like the Gulf of Mexico onshore and offshore, we're very excited about the challenges, and we're also very wary of some of the operational risks, some of the geological risks, and we like to have that balance.

Something you'll find about the combined company is we're very much multi-basin; lower 48. The combined companies are not a (blue cheek) player. We're—you're going to see us in a number of different basins, the ones that are already identified and we'll be growing. In every arena that Cimarex operates today and in the future, as a combined company, we see significant growth.

We like the diversity of a multi-basin approach. We're also diversified geographically and that's another thing this combination does for us is the combined company will have a strong presence in the Dallas/Ft. Worth market that adds to our Denver and Tulsa presence. We very much like that. We like that because it allows us to recruit in a new talent pool.
We—as the story you hear from everybody these days is it's increasingly tough to find and retain good people and we think that this combination adds to our strength to be able to do that.

Finally, we're going to continue to be rate-of-return driven, as Cimarex has been in the past. You won't hear us going forward thus (spending) a lot of (errands) you're talking about finding costs; we're going to talk about rate-of-return. We like the depth of our inventory going forward. It brings us a little bigger RP life. It will be our job in Exploration to drill a lot of new good wells and get that back down to where—you know, we like having a property base of new young wells, we're not terrified by that.

So in summary, we're looking at a combined company that will have about a $600 million capital program, that's certainly our '05 pro forma and that will be about half the Mid-Continent, Permian, and Western; and about half onshore/offshore Gulf of Mexico. We like that ratio; we like the opportunity it brings. And we really feel like this combination of these two companies is a stronger, healthier enterprise that either of us were individually. Thank you.
Mick Merelli:	Okay, Tom. It sounds like you like the deal. Paul, do you want to tell—give some details about the transaction?
Paul Korus:
Okay. Thanks, Mick. To recap, you know, much of what's in the new release as well as to maybe clarify some things that we perhaps didn't adequately describe. But the terms of the deal are a fixed exchange ratio of 0.415. This is belief to qualify the tax rate organization on the part of both companies.

As the release does say, Magnum Hunter intends to distribute via a special dividend, understand that will be taxable, to its shareholders its interest in TEL Offshore which I think as of yesterday, had a fair market value of about $15 million, so that equates to about 17 cents per Magnum Hunter share. And that will occur prior to closing.

So what else do we believe we need here? Well, obviously, this transaction requires favorable shareholder votes. We have a Delaware corporation, a Nevada corporation, so 51%. And as we say, customary regulatory approvals basically Hart-Scott-Rodino, there are no FERC requirements or anything like that.

So here we are, you know, with the transaction announced. We will be working very diligently to get the Registration Statement and Joint Merger Proxy filed as soon as we can. People are working on it already. I can't promise you when we'll get that filed but I can tell you we will do everything we can to get it done soon.

Following that, of course, as you all know, things kind of fall into the SEC's hands in terms of their review. But, you know, these are clean companies; we don't expect difficulties. But it's a little bit like going through the security—or the security detectors at the airport, you know, you may get picked or you may not. We don't think we have any nail clippers in there to draw attention so, hopefully, this will get done timely and we can be closed by mid-year, that would be ideal.

Many people ask about organization. Obviously, Mick is going to continue in his current role, he's Chairman and CEO and President; and, you know, the rest of us work for Mick and he'll, you know, inform us what our role is going forward but he hasn't told us that anything is going to change. So our expectations are that the management of Cimarex will pretty much continue in its current capacity.

Also, Magnum will designate one Board member to the Cimarex Board; Cimarex currently has a Board comprised of nine members. And, you know, of interest to many stakeholders, headquarters, of course, will remain in Denver.

As those of you who know Cimarex know we like having decentralized operations. Our largest operating office is in Tulsa; we also have people in New Orleans and Houston, and we look forward to adding a significant presence in the Dallas/Ft. Worth area.

That's pretty much the transaction. I might talk a little bit about some of the operational impact and statements we make about expected financial impact. Obviously, this is a, you know, a pretty big deal. You know, Cimarex had about 449 Ts, it's the Bcfe at the end of the year. The combined entity will have 1.3 Ts or more.
So that, you know, that's why we make the statement, yeah, it triples our proved reserves but most importantly, we get a significant increase in our reserves per share.

Our production will go up. Our fourth quarter production volumes were about $230 million a day; we expect to be in the, you know, $235-$245 range in 2005, which would be another year of, you know, 10% to 12% growth. Magnum Hunter's guidance that you've all seen expresses that they would expect to be in the range of, you know, $250 to $270 or so. We agree with those numbers that that should occur. So you put it together and you have an entity that's going to be producing over $500 million a day.

So if you triple your reserves and you double your production, the math is your RP ratio, it does grow. That's not a reason for the deal but I know that that has caused some concern for people that pay attention to Cimarex. So it'll go from roughly 5.5 to, you know, 7.5 to 8 or so. But Mick and (Palmer) are committed to getting after drilling all undrilled locations and shortening that.

We talk about an established in the Permian. That was a huge reason for this deal. It becomes our largest area, 44% of our reserves will be on a combined basis with the Permian, 40% in the Mid-Continent; the Permian largely being the legacy of Magnum Hunter and the Mid-Continent being that of Cimarex. About 13% are in the Gulf Coast, Gulf of Mexico combined. I think the Gulf of Mexico would be about 4% of that and the Gulf Coast would be about 9%.

So it's a nice balance. We love the low to moderate risk stuff. We've been doing it for years in the Mid-Continent; we look forward to doing it for many years in the Permian. We also like to complement our operations with higher potential opportunities. We've been doing it in the Gulf Coast, now we'll have it in the Gulf of Mexico as well.

We're not ones to bet the farm and risk our balance sheet. As you all know, we had no debt, $100 million in cash; this deal brings $645 million of debt. You know, we're not going to make projections for you but you can all—you all have models. You can go to First Call and you'll see that, you know, you add the First Call estimates, you have, you know, over $700 million of EBITDA, that's more than one-times debt. You get, you know, you get 18 to 25 interest coverage. So a very strong balance sheet post-deal.

So we say we expect it to be meaningly accretive to certain measures, reserves per share, production per share, and cash flow per share. And I think all of you that, you know, take some time to work the numbers.

You know, we're not looking at big changes in cost structure or anything like that. If you take a look at the numbers Cimarex has reported in its last quarter, you look at the numbers Magnum Hunter has reported in its last quarters, you look at the cost structure for LOE and severance taxes and all of that, I'm sure you'll come to the same conclusion.

You know, the only difference you have to adjust for in a pro forma outlook is the fact that, you know, in this transaction, accounting-wise, Cimarex is buying Magnum Hunter and, you know, at $2 billion or whatever relative to buying Hunter to a Tcf of reserves, you know, you're looking at a DD&A rate that's going to go up relative to where Cimarex was.

So I think that should help, you know, most of you on the call accomplish what you need to accomplish for your consideration. So with that, I'll turn it back to either Brad or Howard to move forward with the operator.
Howard Tate:	All right. Operator, I think that's the end of our comments and we'll open it up for questions.
Operator:	At this time, I would like to remind everyone, if you would like to ask a question, press star, then the number 1 on your telephone keypad. We'll pause for just a moment to compile the Q&A roster.
Your first question comes from the line of Chris Pikul with AG Edwards.
Chris Pikul:	Hey, good morning, gentlemen.
Paul Korus:	Hi, Chris.
Gary C. Evans:	Hi, Chris.
Mick Merelli:	Good morning.
Chris Pikul:
First off, I just want to say to Gary Evans and the whole Magnum Hunter team I think you guys have done an excellent job in enhancing shareholder value and you couldn't have chosen a better company to join forces with.

With respect to Mick and Tom, just a few questions. Mick, you've been on record saying that you'd rather drill your own inventory than go out and acquire, you know, for $2 in Mcf or what have you. What does this merger say about the existing Cimarex inventory? And what is the potential in these Magnum Hunter assets that, you know, I think investors have heretofore failed to identify?
Mick Merelli:	Well, first of all, you do—you quoted me half right, I don't think you've ever heard me use any dollar per Mcfe numbers because…
Chris Pikul:	But that's not…
Mick Merelli:
…I don't believe in them. But, you know, we're rate-of-return driven guys. The—in terms of what—Cimarex was on track to, as those that follow us know, that we've, in the last year in '04, more than—we more than replaced our reserves. We drew our reserves out of our cash flow, increased our cash in the bank, and grew our production rate by about 20% year over year. So, you know, you can kind of do that on the back of an envelope, the drawing programs are working pretty good.

We were teed up to grow that drilling program whether or not we did this transaction. And we will grow that same drilling program; those same areas and those same groups are going to grow their drilling program this year just as they would have had we not made this transaction.

What we see in this transaction is some nice moderate risk drilling that allows us to do more higher risk drilling because it's a fact that those things are factors. We are a rate-of-return drilling. We get our highest rates of return out of the riskier stuff. So we want to blend that.

And that's what we—what we see in this is this is an unusual—Gary's put together an unusual group of assets that really attracted us in several areas as Tom has pointed out and we can grow the whole thing.

But the thing that I think people like to assume is that some how or another, we're going to—and I'm kind of going on on a long answer here—but, you know, I view this as an opportunity to tell you a little bit about using your question as a platform to tell you who we are and what we're trying to do with this thing.

The—what we really love is the opportunity to move off of those proven undeveloped locations and move out away from that. The footprint that we did in the Permian Basin, the additions that we get in the Mid-Continent, and the exposure in the Gulf Coast, those are the things that are really going to make this, you know, if we're able to accomplish that, that's really what's going to make it work.

And, you know, there—I'm sure someone will have a question and so I'll lead with my chin, the—about PUDs and all of that kind of stuff. PUDs are inventory. And if you're playing a commodity game, have a big inventory and every time the commodity goes up, you know, the value goes up and the body goes down, the value goes down with that big inventory.

Our approach to life is turn the inventory over and make the money out of—get the money in the door. So what we'll do is we're going to drill a lot of wells and some of those will be PUDs but a lot of them are going to be things that are not on the books.

But anyway, that's a long answer but I am—I guess I'm trying to tell you a little bit more than you asked.
Gary C. Evans:
Chris, this is Gary to follow-up on Mick's comments. I think it's important for you to know that we took a real hard look at what Cimarex was going to do for calendar year 2005 because in reality, this transaction, you know, may not close until April, May, June, you know, we don't know with respect to the SEC approval process and shareholder approval process.

So we, you know, Cimarex has announced a pretty big budget and we wanted to make sure that, you know, their capital spending program was consistent with their history and consistent with what we would do. And we came away from that review very well pleased. And even though this company is a bit unique and that it doesn't book PUDs, as Mick has indicated, they have the inventory and they have the projects and they're no different in 2005 than they were in '04 or '03 or '02.

So we came away from that evaluation convinced that they will continue drilling what they have been doing historically and now they'll have an opportunity when they close with us to expand that inventory dramatically.
Paul Korus:
I'll just finish that up, Chris. It's Paul. You know, we—because of this deal, we didn't get to the point yet where we've been able to announce what our capital investment projection is for 2005 but I'll tell you that that would range, you know, from $350 to $375 million which would be up, you know, close to another $100 million from 2004.
Chris Pikul:	That's for Cimarex alone.
Paul Korus:	That's for Cimarex.
Howard Tate:	So I think we'll move on to the next question.
Operator:	Your next question comes from the line of Ray Deacon with Harris Nesbitt.
Ray Deacon:
Yeah, hey, guys. I—just in light of what was just said, would you expect that Magnum Hunter's capital budget would change materially from the, I believe it was $230 million they had announced? And, you know, which areas would you expect to get more focus? And are there any areas where you might cut out some exploration or…?
Mick Merelli:	I don't really see us—this is Mick Merelli.
Ray Deacon:	Yeah.
Mick Merelli:	I don't really see us cutting very much.
Ray Deacon:	Okay.
Mick Merelli:
I would—or—you know, it's—I hate to promise what I don't understand fully. The—we're going to try to keep things kind of going in this front-end period here before this deal closes. And that Gary has said he's going to really try hard to keep the thing rolling along. And so we're going to try to get as much as we can down.

I mean, you know, that's the Cimarex approach anyway, is we never are too darn sure but we try to get as much done as we can every year. And if I were going to get—I don't know. Tom, what's your guess combined…?
Thomas Jorden:	I…

Mick Merelli:	…and this is a guess.
Thomas Jorden:
My short answer to that is no, I wouldn't expect the—that the level of spending to go down. You know, we see this—as I said in my remarks, this is a springboard and so we're going to be growing in areas that are adjacent and overlap in some of the Magnum Hunter projects. But no, I would not expect the 2005 capital projections to go down.
Mick Merelli:	We, in fact, we're going to try to get them up, is what the real answer is. And whether we can or not, we'll just have to see what—how much delay gets involved in all of this.
Gary C. Evans:
Ray, this is Gary to follow-up on those comments again. As you know, we have a very big program that we've continued out in Southeast New Mexico. We've been successful at farming in some large acreage blocks from Majors. We went to three rigs about two months ago and have had some extremely good success. We just put on a new well on today at 5 million a day over there.

So we are—we'll continue that program and hopefully go to a fourth rig as we told the street we would likely do in the first quarter of '05. And we've had great success in our South Texas program, Gulf Coast Onshore, an area that we've taken production from $8 million to $27 million a day and that's at Magnum Hunter's interest. And then, of course, we continue our Gulf of Mexico and Mid-Continent activities.

So knowing Cimarex's thinking, I think they'll be pressuring us to look at everything. We want to keep a direct line of communication so they know exactly what we're doing and we're in agreement in moving forward. But I don't anticipate going backwards at all as I would anticipate those budgets would eventually creep up as the year progresses.
Ray Deacon:	Right. Okay. And I appreciate that. And also, I know it's early but, you know, you had about I guess $22 million of G&A in '05 was kind of my estimate. What—do you see any cost savings?
Paul Korus:	Yeah, this is Paul. You know, we don't do deals for cost savings. We do them for, you know, to build better companies and…
Ray Deacon:	Right.
Paul Korus:	…you know, diversify our asset base, capture more drilling opportunities. You know, there—will there be some savings? Yes.
Ray Deacon:	Right.
Paul Korus:	I mean…
Ray Deacon:	It's not the driver.
Paul Korus:
It's mostly among the executive breaks. I mean we need those people. We're probably going to grow this (unintelligible) organization after it's all done, just like we did a couple years ago when we merged with—the spin-off from (Helmrick and Payne).

I mean it's all about trying to build a better company as opposed to cutting costs. So I wouldn't factor in a lot of cost savings in there. I mean we're—I mean that's not something we walk around thinking about every day, you know. We're kind of an average overhead outfit and I suppose we'll continue to be about that.

Ray Deacon:	Okay. Thanks a lot.
Operator:	Your next question comes from the line of Joe Allman with RBC Capital Markets.
Howard Tate:	Hello, Joe.
Joe Allman:
Hey. A question for Mick and/or Tom. So it seems to me that the key asset here is really the Permian Basin, also the biggest asset you're getting; confirm that. And then what is it that you like so much about the Permian?
Mick Merelli:
Well, I'll let Tom answer most of that. Yeah, I guess. Like I got to tell you, Joe, there is a lot about this that we liked. I'm—in terms of these assets, you look where they're at and everything, we weren't holding our nose about any of it. But we're—we do, there's no question that the position that we'll have in the Permian is going to be, for a company of our size, is going to be a really nice position for us and going to allow us to do a lot of things.
But having said that, Tom, would you like to…?
Thomas Jorden:
Yeah. Joe, I'll just give you a quick answer to that. You know, we like the Permian a lot. It seems into what we're comfortable doing—multi-pay, moderate risk; we think we can have a multi-rig program that's repeatable. We have a very, very outstanding acreage position that we think is going to offer us lots of opportunity.

But, you know, we're driven by people. And you know our organizations, you know, we're a group of, you know, composers, not musicians. We have some talent that we really—shows up everyday and generates ideas and captures opportunities.

So we really looked at this position and saw things that really don't show up on first flush. We like large locks of acreage in the Permian Basin and I think we're going to have some very, very nice continuous blocks of acreage that we think using 3D technology, we're going to get out here and find some things to do that were largely unanticipated.

We like (character) of rates of returns we see out of those projects. We really see the Permian becoming a new core focus area of ours and are really quite excited about it, not only in a position that we have today but the position that, through aggressive land work and good geo science, we will grow into in the future. So—yeah, we like Permian.
Joe Allman:
Just in—kind of following up on an earlier question. You know, you didn't—you had hardly any deposit booked and Mick, you indicated that, you know, deposit means inventory. So it seems to me that you both didn't have a whole lot of inventory. And do you feel like you had to make an acquisition of some sort to get an inventory?
Mick Merelli:	You know what? I don't—I must be garbling my message. The—we're going to drill more wells in '05, just Cimarex is going to drill more wells, spend more capital in '05 than we did in '04.
Joe Allman:	Okay.
Mick Merelli:	And out of our drilling program in '03 and '04, we grew our production 20%.
Joe Allman:	Uh-huh.
Mick Merelli:
So, you know, the inventory has grown, the capital has grown, everything has grown, and with this transaction, it's going to grow more. My comment about the inventory is, is that an inventory is a nice thing but the only—if you don't turn it over, the only way you make any money is on speculation of the future value.

Joe Allman:	Sure. Sure.
Mick Merelli:
And so what we're about, and maybe it's different, I don't know, it's just who we are, we're going to set about getting a high inventory turnover. This business isn't all that much different than a lot of other businesses. And so we're, you know, you know us, we're high cash flow, high margin, and highly active, and we see a lot of things to do.
Gary C. Evans:
Joe, this is Gary Evans. Just another follow-up to what's been said. You know, we, quite frankly, were asking that same question ourselves before we went in and did our due-diligence on Cimarex. And we were convinced that they did not have to acquire Magnum Hunter; that they had enough inventory and what they were generating in their own projects, predominantly in the Mid-Continent, that they could sustain their growth indefinitely.

So their method of coming up with projects is very much different than ours and we were enlightened by it and that is what attracted us to this transaction is that they can take a group of assets and work it we think better than any other company.
Joe Allman:
Gotcha. And Gary, while I've got you, can you just describe how competitive this whole process has been? And why Cimarex is the winner here, is it just the high price or, you know, what makes Cimarex the winner?
Gary C. Evans:
Well, you know, when you're doing a stock-per-stock exchange, it's not necessarily always the highest price because we're not selling out for cash, we're selling out for equity. So understanding the acquirer's position, their future, their game plan, is just as important as price.
So without going into details of how this whole process worked, we did what we believe was the very best for the Magnum Hunter shareholders not only for today but for the future.
Joe Allman:	How competitive was it, Gary, in terms of companies looking at the assets of the company?
Gary C. Evans:	I really can't—I really don't think it's appropriate to comment on that.
Joe Allman:	Okay. All right. Thanks for your time, everybody.
Operator:	Your next question comes from the line of Wayne Andrews with Raymond James.
Wayne Andrews:
Congratulations, gentlemen. I just had one quick question. This is probably maybe directed to Paul. Any allocation of the purchase price, dollar assets such as the midstream and then we know Magnum had some plans for potentially spinning after midstream, so any comment there and then acreage valuation held by Magnum?
Paul Korus:	Yeah. All I can tell you is that everything, in terms of purchase price allocation, is very preliminary because, you know, you do that when you close but nonetheless, you have to make estimates.
You know, we don't look at bringing any of the non-E&P assets over at anything other than approximating book value. Right?

So basically, you know, what you're looking at is book value for non-E&P assets and basically what we paid for the, you know, oil and gas assets. You know, we have to estimate filing terminations and, you know, how much of that we're going to put on the proved, unproved, and of course, with the way the accounting works these days, you know, the accounting profession makes you do the deferred tax step right up on tax-for-tax per a deal and then they create another problem called goodwill by doing that.

But anyway, I would expect that our unproved properties are going to be, you know, probably $200 million or more at this time—at this point, that's about all I can tell you. And what goodwill will be, you know, it could range anywhere from, you know, $400 to $800 million. And so you're looking at a, you know, a substantial amount allocated to the proved properties could be, you know, $1.3 to $1.7 billion.
Wayne Andrews:	Good. And then how about again, any plans for those midstream assets?
Paul Korus:	Not at the present time. You know, right now, everything is focused on getting this transaction closed.
Wayne Andrews:	Very good. Thanks for your help.
Paul Korus:
So things like, you know, what to do with other assets as well as refinancing, because many people ask me about that, you know. We got to get this deal closed before we really start addressing those issues.
Wayne Andrews:	Understood. Thank you.
Operator:	Your next question comes from the line of Irene Haas with Sanders Morris Harris.
Irene Haas:	Good morning, everybody. This is probably the first time I've heard you make astounding—excited about, you know, a transaction. This is great.

My question is for you guys, how do you handle Gulf of Mexico? From what I remember, you know, is probably a little outside of Cimarex's kind of zone of comfort in terms of just the risk profile and also decline as such? Do you have in your mind maybe some sort of asset divestiture? And after the deal is closed, what kind of talent do you have in-house with a combined company basically to handle Gulf of Mexico because that's sort of a new angle for you all?
Thomas Jorden:
Irene, this is Tom. You've asked several questions so I'll see if I can get them all. You know, in terms of combined talent, Magnum Hunter has a very talented Gulf of Mexico group, they've done a very nice job of putting that inventory together and, you know, we're very confident that we've got part of the talent we need, certainly, and we'll be growing our staff.

And Irene, you follow us; you know our Onshore Gulf Coast program has been very successful in recent years through detailed applications and technology. You know, we like to take things apart, we like our (stay on the) risk, we like to have sufficient programs so that those risks can work in our favor. We're not gamblers, we manage risk.

And so when we look at the Offshore Gulf of Mexico, we're excited about the opportunity. We also like the fact that we have that larger capital structure and a larger moderate risk so that we can afford to take those risks.

So, you know, I—we had long been interested in the Gulf of Mexico at Cimarex and we were looking for the right entry point. As you know, the competition is very severe out there, some very smart players that have very large datasets.

And so we had long looked for the right play entry to the Gulf of Mexico and we think this transaction certainly is that right point for Cimarex. So we have no plans to divest that asset. We really plan to exploit it in the same fashion that we've done Onshore Gulf Coast. And we think that we've got some outstanding talent in the combined organizations to do that. So does that answer your question?
Irene Haas:
Yes. So like looking a year or two in the future, would, you know, roughly the component of Gulf of Mexico assets and production be pretty similar for now or do you expect higher growth rate onshore versus offshore or the other way?
Thomas Jorden:
Well, at this point, it's hard to look that far in the future. I can tell you we have an excellent inventory of prospects offshore and we're looking forward to exploiting it. You know, we're not terribly concerned about the rapid decline in the Gulf of Mexico. We think we've got the right asset base to let (that in) and it won't dominate us. So, you know, we fully hope that that will be a growing piece of our production profile.
Irene Haas:	How deep do you go in terms of water there, that's my last question?
Gary C. Evans:
Four hundred feet approximately is the deepest that we've been involved in. We are not in deep water. We have no deep water leases. And—but we are actively involved in the deep shelf which again, is typically not deeper than 400 water—400 feet of water.
Irene Haas:	Thank you.
Operator:	Your next question comes from the line of Chris Pikul with AG Edwards.
Chris Pikul:	Yeah. Hey, just one final one to wrap up. Can you briefly address the roughly 100 Bcf difference in reserves that you guys talked about in the release and where they might have come from?
Paul Korus:
It's Paul. You know, proved reserves I think maybe, you know, people in the industry have known all about them for many, many years and maybe people not in the industry have learned a few things over the last few years as they become a bit more topical.

I think you're all aware now that, you know, to call anything a non-producing reserve or an undrilled location proved, you have to have a development plan for it. All right. You know, (a dot) on the map and, you know, and certain plans to drill it.
You know, Magnum Hunter has owned these properties for years and their teams, you know, have a lot of ideas and what they would propose to do results in the Tcf figure.

You know, our due-diligence efforts began in earnest in December. We've been working with the data for—since early December until now. And all we can say is that based on what we know at this time, based on the work that we've done so far, if the SEC or whoever wants an explanation of what we would classify as proved, because we can show you a development plan for it, it would be 900. Okay? Of which, you know, 25% is PUD or so.

Believe me, that'll change over time because we'll have the opportunity according to the terms of the Merger Agreement, the covenants that are in there to work with Magnum Hunter, we'll be in a greater understanding. We'll update those figures when we file the Registration Statement and Merger Proxy and will update those figures again when we close. It's an ongoing process.

So, you know, as Mick alluded to, you know, inventory is inventory, sometimes you got to call it something else. But based on what we could clearly demonstrate to anyone that wanted a bottoms-up point of view, that's how we get to the 900.
Chris Pikul:
Fair enough. And one last question, I know Magnum Hunter had several other non-D&P, you know, projects in various stages of development. Did you guys find anything interest you in terms of the CBM play, the (Menasee) Coal or perhaps their helium programs, C02, anything like that? Can you comment on those?
Thomas Jorden:
This is Tom. You know, we find those projects very interesting and we'll be wrestling trying to understand them; that's a little far field of our core expertise but yes, we find those very interesting.
Chris Pikul:	Thank you, guys.
Howard Tate:	Thank you.
Operator:	Your next question comes from the line of Brad Beago with Calyon.
Brad Beago:
Yeah. Good morning, guys. Congratulations. A couple of questions, do you guys—you have obviously looked at a rate-of-return, your rate-of-return driven on your drilling program for '04 as well as Magnum Hunter's drilling program. If you use an apples to apples price deck going forward, what is your kind of assessment of the rate-of-return of your drilling and Magnum Hunter's?
Mick Merelli:
I can answer part of that and then Tom will probably correct me. But the drilling program basically—and this is obviously not absolutely true but risk and return are related. We're trying to blend our risk in our—in the total company drilling program. So that if, you know, and it depends on a return on what.

But if you just say a return on the drilling dollars which doesn't include the size and make and overhead and all that kind of stuff but, you know, when we take all those things into consideration, but if you, you know, we'll probably want to be blended around to 20%. And we like it when it gets north of that, we really would—we love it when it gets…

So the answer to your question is is that we have to blend the moderate risk pieces with the higher risk pieces and try to get that done. What we see in this is, and I think I alluded to this before, the real trick—there's always lots of high risk stuff to do and there's—and the real trick is finding the moderate risk stuff to do to blend in with it.

And I think in this transaction, that's one of the things that kind of helps us and that is that there's a nice—Magnum Hunter has a nice inventory of moderate—of low or moderate risk things to do which is going to allow us to maybe to move off and do some of the higher risk things. So I don't know if that, you know, Tom, you…?
Thomas Jorden:
No, no, no. Mick, you said it well. You know, this is not a standstill transaction. It's an opportunity to grow the combined enterprise. And so as Mick just said, having that larger moderate risk piece really allows us to take some of the risk here, higher rate-of-return projects. This allows us to be more aggressive on the Onshore Gulf Coast. It allows us to really be more aggressive Onshore Louisiana.

Yeah, if you follow the Cimarex story, those have been significant bumps for us in the last few years and we'd like the opportunity to continue to play that. So, you know, the rate-of-return going forward is really an organic combination and really the '05, '06, '07 combination of a few drilling programs.

Brad Beago:
Right. I appreciate going forward that it's a portfolio management thing and I agree with the diversification. What I'm trying to get my arms around more is what actually occurred in '04 for both companies?
Gary C. Evans:	Well, neither company has reported '04 results yet. So you're asking something we haven't reported.
Mick Merelli:
Yeah. We're not going to comment on that until we have that information ready to report and we'll do so—you know, Magnum Hunter is planning to do—file their 2004 10-K in the first part of March and I think Cimarex, Paul, is that the same timeframe?
Paul Korus:	Yeah, mid-March.
Brad Beago:	Okay. Secondly, what will be the timing and the process to get the transaction closed?
Paul Korus:	Well, the next principle activity is to get the S-4 filed. And as I mentioned earlier, that process—that work is underway. It keeps a lot of lawyers and accountants busy.

And, you know, I would like to tell you that that will be done in three weeks or so but I've also been through this three times and this is my third time since I joined up with Mick when it was Key in '99. So I know from experience that pulling these Merger Proxies together sometimes takes a little time. But my goal would be to have it out—the initial filing in three weeks or so. The only thing I can assure you of is that we'll work as hard as we can to get that done.

From there, usually the SEC has about 30 days to look at it. It's their—you know, you get your at least an obligatory round or at least, you know, one round of questions. And companies can then, you know, proceed to respond to those, you know, the dates, and that can be a week or two. And then you find out whether or not you have another round. And you can go through as many as three rounds before they declare it as effective.
So what I'm telling you is that it is not entirely within our control. But if you take all those scenarios and put them together, you could be looking at a closing in May or June.
Brad Beago:	Okay.
Operator:	Your next question…
Brad Beago:	And then you may have a—one more real quick…
Paul Korus:	Sure.
Brad Beago:
…another one? You may have said this already, I missed it, but reservoir engineers. Who's doing Cimarex reserves? Did you have them look at Magnum Hunter's? And was it the same company or was it a different company?
Paul Korus:
I'll answer that; it's Paul. You know, Cimarex, we've always done our own reserves. You know, our view is, you know, you better know more about your own reserves than anybody else. So with that, that has always been our approach. We take full responsibility for that and we have an audit performed by Ryder Scott.
Brad Beago:	Uh-huh.

Paul Korus:	So that work for Cimarex is done and the number that we report in there, the 449, that, you know, we have the Ryder Scott letter. And we've never had any issues with Ryder Scott. I mean…
Brad Beago:	Sure.
Paul Korus:	…you know us and how we are booking reserves…
Brad Beago:	Yeah.
Paul Korus:	…you know. So that's done. We did not use—we did not have Ryder Scott look at the Magnum Hunter property. That's our own internal engineers did that review just as they do the work for us internally.
Gary C. Evans:
Magnum Hunter does have a third party do its reserves, at (W.R. McNaughton) here in Dallas, does those. And we'll—our numbers will be completely done by January 31st. But as Paul said, there was a lot of work done by both companies' internal reservoir engineers in evaluating each other's reserves to get the comfort level that we both got in and both companies' engineers visited the respective engineering firms to further confirm that.
Bradley Davis:
Yeah. And Brad—this is Brad Davis—I'll add one other thing. The Magnum Hunter Reserves have been for the last, oh, I guess six or so years, fully engineered. It's not an audit; it's not a review. Our reserves are fully engineered.
Brad Beago:	Very good. Okay. Thanks a lot, guys. Congratulations. It looks like a good deal both—from both sides.
Man:	Thank you.
Howard Tate:	Thanks, Brad.
Operator:	Your next question comes from the line of Ron Mills with Johnson Rice.
Ron Mills:
Good morning, gentlemen, and Gary, Brad, and the guys of Magnum Hunter, congratulations. And pardon me; I'm not as familiar with the Cimarex assets. But if you can—can you just paint a little picture as to how the Mid-Continent properties in particular fit with the existing Cimarex properties and also in the Gulf Coast? And then it sounds—am I correct in assuming that Cimarex did not have any Permian Basin assets prior to this transaction?
Thomas Jorden:
Yeah, this is Tom Jorden. As far as Mid-Continent goes, they've been like a glove. Our Mid-Continental operations are running out of our Tulsa office where we have many multi-disciplinary teams not only exploiting our current position but also growing it. There are a combination acreage purchases, joint ventures; that's been a consistent growing program at Cimarex and the Mid-Continent assets of Magnum Hunter just seam into that really, really well.

As far as Permian Basin goes, Cimarex entered the Permian Basin in late 2002. We had a small effort, and like a small effort I mean about $20 million a year of capital. We've been very successful in the Permian the last year or two and we're very interested in growing into it.

So we had a number of projects. If you look at a map of where Magnum Hunter's properties lie and where our existing projects, you know, although their efforts in total dwarfed ours, we were certainly very familiar with the real estate, actively involved in the trends, and you know, we really think that we're going to fit that in nicely as well.

Ron Mills:	And then in the Gulf Coast, as I understand it, you had some operations in particular in (Taft), Louisiana and so you picked up some from the Magnum Hunter guys the Gulf of Mexico and South Texas?
Thomas Jorden:
We do. We, again, generate in the Gulf of Mexico both in our office in Tulsa and in our office in Houston and we have a number of projects from the Mississippi TEL Basin, across in South Louisiana, (Hackaberry) Trend of Southeast Texas where Cimarex is very big in the (Yala) Cook Mountain Trend, mostly in Liberty County. We were growing in '04 and '05 into the South Texas (Brio), (Vicksburg), (Wilcox) Trends and so that also is a very nice combination. We don't anticipate any problems at all digesting combinations.
Ron Mills:
Okay. And then from a combined cap ex rollover, if the $600 million is a rough guesstimate, just by combining the two cap ex budgets, then it appears to be very complementary where you're not robbing Peter to pay Paul. But if you look at the split, it looks like there's 60% or 65% of the cap ex would be on the Cimarex properties and with the remainder on Magnum Hunter, despite roughly a third of the reserves being Cimarex. What drives that divergence?
Thomas Jorden:
Well, a number—this is Tom Jorden again. Now we're repeating now, I'm sure if you'd ask any one of us, you'd get a different answer. I'll give you mine. Cimarex reserve base are all new, young wells. If you look at our daily production, given our reserve side, you'll see that our complexion is well to (wheat) drilled. We have a very short RP ratio. That doesn't terrify us. We like new wells. We like bringing products and ideas to market in the shortest cycle we can possibly generate.

And so, you know, we're drillers. That's our core business. And that's one of the reasons we see this as such a nice combination. Magnum Hunter brings a number of properties that we think has great drilling potential and we plan on growing off those properties. So the fact that our capital dwarfed theirs is kind of the nature of who we are.
Mick Merelli:
The other thing—I—there's a lot of flexibility in those numbers I think as we had mentioned earlier. I think another thing that's a little different is Magnum Hunter's drilling program to the extent that it's aimed at the Permian, you know, those aren't cheap wells but they're not as expensive probably on average as a lot of the other wells that we drill.

So the capital program has something to do with how much dollars per well, what it costs to drill them. Now they have an exposure in the Gulf of Mexico where depending on when we get our nose under the hood here and we look at this, those numbers could change very quickly because then you're in an environment where your cost per well goes up and you get a hell of a lot of capital down. But we, you know, we're just kind of walking in to the front-end of this and we got to kind of see how much of that we want to do.

So, you know, any discussion about how do we spend our money and how much can we spend and everything, that's—it's pretty perspective right now. We—you know, I'm kind of an act of faith thing, I kind of think we'll be some place around that $600 but what we'd really love to see is to be able to spend more.
Ron Mills:
Okay. And then finally, I know the guys at Magnum via the—in (Cana) acquisition of the Southeast New Mexico properties, I'm assuming you're lumping those into your Permian Basin assets. Will you have both the prize assets that they picked up as well as the Southeast New Mexico assets?

Gary C. Evans:	That is true as we described it as a combination in the news release and investor meetings and generally in the future.
Mick Merelli:	Yes.
Gary C. Evans:	Southeast New Mexico, West Texas will be referred to as the Permian Basin. We have time for one more question.
Ron Mills:	Okay. Thanks, guys.
Mick Merelli:	Thank you.
Operator:	Your next question comes from David Anderson with UBS.
David Anderson:	Hi. I just had a quick question for you on the Permian. Can you just tell me what the Magnum Hunter's Permian assets were producing at for 2004?
Gary C. Evans:	Yeah. We haven't released that information yet but it was roughly around 30% of production. Isn't that right, Dick?
Richard Frazier:	Yeah. I don't have those figures in front of me but that sounds right.
Gary C. Evans:	And that's for the West Texas portion…
Man:	Excluding Southeast.
Gary C. Evans:	…Southeast. You add Southeast New Mexico.
Man:	It could be closer to 40%.
Gary C. Evans:	Forty, forty-five percent.
David Anderson:	Okay. And then on those properties, what do you—can you just kind of give me a rough ballpark of what you're looking at in terms of production growth for '05 or a longer-term number?
Gary C. Evans:	Well, the Southeast New Mexico area is our fastest growing segment of the company.
David Anderson:	Uh-huh.
Gary C. Evans:	So our production, you know, out there, I would say easily up 20% to 30%.
David Anderson:	Okay.
Paul Korus:
So David, you know, for some numbers there, I mean that combined New Mexico/West Texas production for Magnum is, you know, in round numbers, it's, you know, maybe around $100 million a day or so because, you know, the combined is about $125 and that's all predominantly coming from Magnum Hunter. I mean we have a Permian operation but Cimarex does but it's not that big.
David Anderson:	Okay. So pro forma is about $125 million. All right.
Paul Korus:	Yeah.
David Anderson:	Because that's off of a base of about $82 million or so, I guess I saw in the 10-K from '03, is that right for Permian Magnum Hunter?
Richard Frazier:	No. I don't know what number you're looking at.
Paul Korus:	Yeah, that's about…
David Anderson:	Is that about right?

Paul Korus:	…it's close. Yeah.
David Anderson:
Okay. Good enough. And then the risk I'll ask into the PUD question. It looks like pro forma, you guys will be, you know, under 20% PUDs. Any plans in terms of whether that's going to stay? Is that going to stay roughly that same number or are you going to look to work that down over the coming years?
Mick Merelli:	I don't know. You know, it's—that's a tough question.
David Anderson:	Okay.
Mick Merelli:	I don't know. We, you know, it's—we'll—it'll probably go down because…
David Anderson:	Okay.
Mick Merelli:	…of what'll happen is is that as—we'll eventually work those off and we probably had them at a lower rate than we—will add PUDs at a lower rate than we drill them off. Probably.
David Anderson:	All right.
Mick Merelli:	But, you know, there's—why do—you know, why will the combined company have PUDs? Because we did a transaction, essentially.
David Anderson:	Right.
Mick Merelli:
So I don't know. Maybe there's another transaction out there—and we're not the only ones. Most people's PUDs, if you look at companies like Magnum Hunter or you look at companies that are basically, you know, that size and everything, that's how they got those PUDs, they bought them. They didn't go out in a Wildcat and put up all of the offsets. So, you know, if we buy something else, we'll probably have some more PUDs.
David Anderson:
All right. Fair enough. Last question on the hedges, it looks like if you roll over those hedges, it looks like overall it's about 18% hedged volumes for '05. What are your plans in terms of that? Is that going to—a number is going to be going up, the same? Can you just kind of tell me is there kind of a change in philosophy with your company now that you're a much larger sized company?
Gary C. Evans:
I don't think so, at least not that Mick has told me about our philosophy towards hedging which is always—well, you know, hedging is an insurance policy. You know, if you have a significant level of debt and debt service costs, the interest or principle, you know, you never want to get into an environment where, you know, your financings and your banks are helping you run your business which is, you know, controlling how much capital you're putting back into your drilling program.

So, you know, given the statistics for the combined enterprise, I mean this company does not have significant financial risk and so, therefore, I don't see a need to hedge on a go-forward basis at this time.
David Anderson:	Okay. All right. That's all for me. I'm glad to see you have some work now to do, Paul. So…
Paul Korus:	Yeah. You guys are all worried about me. All right. Thanks, David.
Howard Tate:	All right. Well, we are out of time. We appreciate all of you participating in the call. And I understand a replay will be made available beginning Friday.

Mick Merelli:	And we hope that some of you will show up in person to ask us some questions when we're in New York and Boston.
Gary C. Evans:
And if you—I know many people have probably received the communication from Intercom Inc. in Denver who's helping us with our meeting coordination in New York and Boston. If you have not yet received an invitation like that, please give them a call in Denver.
Howard Tate:	All right. Thank you, operator.
Operator:	Thank you. This concludes today's Cimarex Energy Acquisition of Magnum Hunter Resources conference call. You may now disconnect.

END